United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	44

x

Vale's Performance in 2Q18 Rio de Janeiro, July 25th, 2018 VALE

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

1. Vale’s performance in 2Q18 2. Predictability 3. Flexibility 4. Cost management 5. Capital allocation 6. Diversification through own assets 7. Business segment performance Agendaa

Vale’s performance in 2Q18

5 Performance highlights in 2Q18 21% Base Metals 23% Net Debt Chief Executive Officer Mr. Fabio Schvartsman commented on the 2Q18 results: “I am pleased that several of the main aspects of our strategy were highlighted in the last quarter. We have shown significant progress in predictability, flexibility, cost management, discipline in capital allocation and diversification through our own assets.” US$ 11.5 bi US$ 7.1/t Iron ore premiumsUS$1.9/t US$ 28.8/t Iron Ore EBITDAUS$ 1.7/t breakeven US$ 778 mi EBITDA US$ 705 mi Capital21% Expenditures US$ 3.9 bi Total EBITDA

Predictability

7

2Q18 EBITDA was in line with 1Q18 as anticipated, overcoming the challenges of lower prices and supply disruptions in Brazil

Adjusted EBITDA


US$ billion
Iron ore 62% reference price (US$/t)
2,729
3,971
3,902
2Q17
1Q18
2Q18
63
74
65

Highlights 2Q18

Adjusted EBITDA was US$ 3.902 billion in 2Q18, **remaining practically in line with 1Q18**, despite lower iron ore and metallurgical coal market reference prices, as a result of **higher volumes across the businesses and higher premiums**

Ferrous Minerals had another outstanding result despite the **US$ 9/t drop in** iron ore market **reference price**, with **an adjusted EBITDA of US$ 3.228 bi**

Base Metals adjusted EBITDA increased 21% q-o-q, totaling US$ 778 million and representing **20% of total EBITDA**

Flexibility

9 Production and sales records for a 2Q, overcoming the challenges of truck drivers’strike in Brazil % Quarterly record & Record for a second quarter & Total: 96.8 Mt & N. System: 46.2 Mt Total: 12.8 Mt Total: 66.2 kt % Long Harbour: 8.9 kt Total: 97.9 kt Total: 2.9 Mt & Sales volumes IO & Pel: 86.5 Mt Note: all figures relate to Production, except when otherwise stated Coal Cu Ni Pellets Fe

10 Record premium of US$ 7.1/t, due to the active optimization of the supply chain and the premium product portfolio Average Premiums1 of iron ore fines Highlights 2Q18 US$/t Value over volume Differentiation strategy capturing the benefits of the structural “flight to quality” trend Record was a result of marketing efforts to position Vale’s premium product portfolio and the dynamic supply chain management maximizing margins 4Q17 1Q18 2Q18 1 Include the effects of Vale’s higher Fe content, premiums for lower alumina and phosphorous, discounts and commercial conditions. 7,1 5,2 3,9

11 Continuous growth in nickel quality premiums over the last quarters Class I nickel products premium Nickel premium/discount by product and average aggregate realized premiums US$/t, 2Q18 US$/t 81% Class I premium Class II battery-suitable discount Class II premium Intermediates Vale's average aggregate realized premium Other pricing adjustments Vale's average aggregate realized premium after timing and pricing adjustments 2Q17 1Q18 2Q18 1,430 -344 652 420 308 -2,690 -180 1,430 1,390 790

Cost management

13 Vale managed to overcome the challenges faced in 2Q18 and delivered a C1 cash cost in line with previous quarters Iron ore fines C1 cash costs Highlights 2Q18 Effects of the BRL depreciation and higher dilution of fixed costs on higher production volumes were offset by: US$/t • Impact of the truck drivers’ strike in demurrage costs, as a result of the adjustment in production plans affecting the availability of certain products at Brazilian ports Higher third party railway costs in the Southern System (MRS) Seasonally higher maintenance costs • • C1 cash cost1 is expected to decrease to an average distinctly lower than US$ 13.0/t in 2H18, benefiting from the competitiveness of growing S11D volumes, seasonally lower costs and higher production 4Q17 1Q18 2Q18 1 At current exchange rate of BRL 3.85 / USD 14.8 14.7 14.6

14 EBITDAbreakeven decreased by US$ 1.7/t and broke the US$ 30/t barrier US$/t, 2Q18 7,1 3,2 0,7 3,3 3,2 17,2 C1 cash cost¹ Freight Royalties & expenses Distribution Moisture Quality EBITDA breakeven iron ore fines Pellet adjustment EBITDA breakeven (pellets & fines) Cost landed in China 1 Ex-ROM 14,7 32,0 28,8

Capital allocation

16 2Q18 marked the beginning of a new era of shareholder remuneration Shareholder remuneration Highlights Pursuant to the new dividend policy, US$ 2.054 billion will be paid in September, the highest remuneration for a semester since 2014 US$ million 3.054 Announcement of a share buyback program of US$ 1 billion to be executed within the period of one year, the best investment for our excess cash 1H142H14 1H152H151H16 2H161H172H171H182H18 Dividends Buyback 2.1002.100 1.000 1.4541.437 2.054 1.000 0 500 250 0

17 Voisey’s Bay underground (VBME) was transformed into a high return investment of more than 35% p.a. by the cobalt stream transaction Voisey’s Bay Underground (VBME) sustaining capex US$ million Cobalt stream Highlights Sale of 75% of the cobalt stream from Voisey’s Bay for a total upfront payment of US$ 690 million plus additional payments of 20%, on average, of cobalt prices upon delivery 450-500 450-500 The transaction guarantees a significant share of the total capex required for VBME while maintaining 40% of future cobalt exposure in the mine Commitment to optimizing margins and maintaining the optionality for the scenario of higher demand for nickel 100-150 2018 2019 2020 2021 2022 2023 300-350 150-200 <50

18

The highest FCF for a 2Q in 10 years enabled US$ 1.8 bi of debt repayment and a simultaneous cash increase of US$ 1.3 bi

US$ million


3.902
(363)
(274)
(72)
(159)
(711)
690
259
(176)
3.096
(1.834)
1.262
EBITDA 2Q18
Working capital
Interests on loans
Participative stockholders debentures interest
Income taxes & Refis settlement program
Capex
Cobalt stream
Net disposal/ acquisition of assets and investments
Others[1]
Free cash flow[2]
Debt repayment, net
Increase (decrease) in cash & cash equivalents

[1] Includes derivatives and financial instruments, dividends and interest on capital from associates and JVs and other loans, loans and advances receivable from noncontrolling companies, dividends and interest on capital attributed to noncontrolling interest, Samarco and others.

[2] Net cash provided by operating and investing activities from continuing operations, including dividends and interest on capital paid to noncontrolling interest.

VALE

19 Significant reduction in net debt of US$ 3.4 billion, the highest decrease on a quarterly basis Highlights Net debt Cash position on June 30th, 2018 of US$ 6.387 billion US$ billion - 10.603 Net debt has reached the lowest level since 2Q11, reducing by almost US$ 11 billion over the last 12 months Vale is close to achieving its net debt target of US$ 10 billion and it can already perceive the benefits of carrying lower indebtedness on its gross interest, which were reduced by 30% from about US$ 900 million in 1H17 to US$ 630 million in 1H18 2Q17 1Q18 2Q18 22,122 14,901 11,519

20 Leverage decreased to 0.7x and will reduce further as net debt target of US$ 10 bi is reached in the short term Net debt / LTM1 EBITDA Ratio 2Q17 3Q174Q17 1Q18 2Q18 1 LTM – last twelve months Average cost of debt: 4.96% per annum Average maturity: 8.9 years 1,5 1,3 1,2 1,0 0,7 LTM EBITDA / LTM gross interest: 11.4x Net debt in 2Q18: US$ 11.519 billion

21 The decrease in gross debt against the end of last quarter was mainly due to repayments of US$ 2.1 billion in 2Q18 Gross debt Gross debt amortization schedule1 US$ billion US$ billion 17,5 1,6 1,3 0,5 2018 2019 2020 2021 2022Gross onwards debt 72% of our debt settlement will occur after 2022 2Q17 1Q18 2Q18 1 As of June 30st, 2018. Does not include accrued charges. 12,6 1,5 27,852 20,276 17,906

Diversification through own assets

23 Base Metals EBITDAamounted to 20% of the company’s EBITDA Base Metals EBITDA share of Vale’s EBITDA Highlights 2Q18 Base Metals EBITDA totaled US$ 778 million, anchored in higher volumes of nickel, copper and gold and higher realized premiums for nickel Optimization in nickel and the overall good performance of copper drove EBITDA up 21% (US$ 134 million) q-o-q 2Q17 1Q18 2Q18 20% 16% 15%

Business segment performance

18 Ferrous Minerals EBITDAwas practically in line with 1Q18, mainly due to record premiums and higher volumes US$ million 482 150 101 82 3.408 80 137 46 3.228 EBITDA 1Q18 Reference price 62% Fe¹ FX Bunker & Spot Freight Volume Premiums & commercial initiatives Unit costs Others EBITDA 2Q18 ¹ 62% Fe market reference price net effect in both revenues (-US$ 467 million) and costs (-US$ 15 million). US$ 9/t decrease in market reference prices

26 Vale’s realized premiums were also supported by stronger market premiums, especially by spot sales of the Brazilian Blend Fines Brazilian Blend Fines (BRBF) premiums (spot sales) US$/t, 2Q18 14 12 10 8 6 4 2 - 14-May-18 24-May-18 3-Jun-18 13-Jun-18 23-Jun-18 3-Jul-18 13-Jul-18 Gap between BRBF and 62% Fe market reference price

27 Higher premiums led to a CFR price 11% higher than the 62% reference price US$/t, 2Q18 + 11.3% 0,2 0,9 0.4 5,0 0,5 4,5 5,6 2,1 72,7 Average ReferencePrice 2Q18(dmt) Quality Premium/ discount and commercial conditions Provisional pricesin prior quarter¹ Lagged prices Current Provisional prices in current quarter² CFRreference price (dmt) Adjustment for FOBsales Moisture Vale CFR/FOB price (wmt)³ Impact of pricing system adjustments 1 Adjustment as a result of provisional prices booked in 1Q18 at US$ 64.8/t. 2 Difference between the weighted average of the prices provisionally set at the end of 2Q18 at US$ 64.0/t based on forward curves and US$ 65.3/t from the 2Q18 62% reference price. 3 Vale price is net of taxes. 65,3 62,6

28 Optimization in nickel and the overall good performance of copper drove EBITDAup to 21% q-o-q Base Metals EBITDA Highlights 2Q18 US$ million Base Metals EBITDA increased US$ 134 million vs. 1Q18, mainly as a result of higher nickel and copper realized prices, higher by-product volumes and higher nickel and copper volumes, partially offset by higher costs Nickel optimization strategy seeks higher value opportunities for Class I and Class II Battery-suitable products, as well as an active discipline in production output to dynamically address market demand and margin maximization 2Q17 1Q18 2Q18 778 644 412

29 Coal EBITDAwas impacted by lower NLC1 debt service, as anticipated, and lower prices, partly offset by lower operational costs Coal Adjusted EBITDA Highlights 2Q18 US$ million The effect of lower market prices on revenues was partially offset by higher metallurgical coal price realization from 89.5% of the market index in 1Q18 to 97.7% in 2Q18 Pro-forma operational cost decreased to US$ 79.3/t in 2Q18 from US$ 90.8/t in 1Q18, mainly due to higher dilution of fixed costs as production volumes increased 4Q17 1Q18 2Q18 1 Nacala Logistics Corridor 104 74 45

Additional information

31 Even in the adverse environment caused by the truck drivers’ strike, Vale managed to bring in revenues in line with 1Q18 Net operating revenues by destination in 2Q18 Highlights 2Q18 Net operating revenues of US$ 8.616 billion Revenues were in line with 1Q18, mainly due to higher sales volumes for Ferrous Minerals and Base Metals and higher sales prices for Base Metals, being offset by lower Ferrous Minerals sales prices 5% 3% 7% 38% 59% sales to Asia and 9% domestic sales 9% Ferrous Minerals accounted for 73% of revenues Base Metals accounted for 22% of revenues 12% 18% China Other Asia Japan Rest of the World Europe Brazil North America Middle East

32 Capital expenditures have reached the lowest level for a second quarter in the last 13 years Project and sustaining capex 2Q18 Highlights US$ million Capex totaled US$ 705 million in 2Q18, mainly due to lower project execution, already planned for the quarter 895 890 2018 Capex guidance has been reduced to US$ 3.6 billion S11D achieved combined physical progress of 96% in 2Q18 with the mine site concluded and 94% progress at the logistic infrastructure sites 2Q17 1Q18 2Q18 Growth projects Sustaining 507 529 705 500 388 361 205

33 Sustaining capex segmentation is consistent with the rigorous capital allocation process Highlights 2Q18 US$ million Coal Copper Nickel Ferrous Minerals Ferrous Minerals and Base Metals business segments represented 58% and 38% of sustaining capex, respectively Total Sustaining 507 568 631 529 500 The cobalt streaming deal announced in June enabled the development of the Voisey’s Bay underground mine extension project (VBME), Vale’s first significant investment announcement in recent years. 28 24 19 By 2Q18 Vale’s Executive Board had approved a Digital Transformation program with: 61 projects in the Northern System, 56 projects in the Southeastern System and 44 projects in pellets 2Q17 3Q17 4Q17 1Q18 2Q18 12 50 8 186 250 43 233 138 159 365 322 291 278 248

34 Vale’s portfolio is benefiting from the increase in the “flight to quality” trend with rising market premiums Premiums and discounts (daily basis) 65%-62% 58%-62% US$/t 30 +US$ 28/t 20 10 US$ 54/t - jan /16 jul/16 out/16 jan/17 abr/17 jul/17 out/17 jan/18 abr/18 jul/18 (10) (20) -US$ 26/t (30) (40) Source: Platts and Metal Bulletin /16abr

35 Vale continues to improve its sales mix composition in 2Q18 Iron ore sales product mix (%) Nickel sales product mix (%) Class I Class II battery-suitable Class II Intermediates Premium products¹ Other products² 2Q17 1Q18 2Q18 2Q17 1Q18 2Q18 1 Composed by pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and sinter feed low alumina ² Composed by standard sinter feed, lump and high silica 68% 78% 77% 32% 22% 23% 52% 63% 60% 27% 26% 23% 9% 7% 7% 12% 7% 7%

36 Iron ore pricing systems Impact of pricing mechanisms US$/t Pricing system breakdown (%) Lagged Current Provisional Provisional - prior quarter 1,2 Lagged 0,9 -0,5 -0,8 1Q18 2Q18 1Q18 2Q18 Current Provisional - current quarter 0,2 -0,4 -0,2 -3,3 1Q18 2Q17 1Q18 2Q18 2Q18 1Q18 2Q18 37% 35% 28% 61% 56% 55% 11% 8% 9%

37 Evolution of iron ore fines cash cost, freight and expenses US$/t C1 cash cost FOB port1 Expenses2 & royalties Freight 17,2 15,2 16,4 14,8 14,7 14,9 2Q17 1Q18 2Q18 2Q17 1Q18 2Q18 2Q17 1Q18 2Q18 1 Ex-ROM and ex-royalties. 2 Including dividends received. Net of depreciation. 3,3 3,2 2,9

38 Price realization copper US$/t, 2Q18 270 Average LME copper Currentperiod price Copper gross realized Prior periodpriceCopper realizedprice TC/RCs, penalties, Average copper realizedprice price adjustments price adjustments beforediscounts premiumsand discounts 6.872 23559 6.6026.579 6,020

39 Unit cost of sales per operation, net of by-product credits 1 North Atlantic figures include Clydach refining costs. Operation (US$ / t) 2Q18 1Q18 2Q17 North Atlantic Operations1 (nickel) 4,680 6,756 5,388 PTVI (nickel) 7,170 7,246 6,827 VNC (nickel) 12,515 8,874 11,222 Onça Puma (nickel) 7,957 7,685 10,164 Sossego (copper) 3,212 3,267 2,611 Salobo (copper) 937 1,155 1,274

40 Price realization – Metallurgical Coal from Mozambique US$/t, 2Q18 8.8 0.3 0.2 5.9 1.9 - Average reference price 2Q18 Quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional prices in current quarters Freight differential Vale price 2Q18 Impact of pricing system adjustments 190,2 185,9

41 Price realization – Thermal Coal from Mozambique US$/t, 2Q18 14,1 Average reference price 2Q18 Quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional prices in current quarters Freight differential Vale price 2Q18 Impact of pricing system adjustments 100,3 1,8-1,11,00,2 86,1

42 Debt position breakdown Debt breakdown by instrument (%) Debt breakdown by currency (after hedge) (%) 7% 17% 17% 22% 75% 61% Development Agencies Bank Loans Capital Markets Hedge to USD USD BRL Others

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 25, 2018		Director of Investor Relations

44